February 9, 2012

VIA EDGAR

Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	MGT Capital Investment, Inc.
Preliminary Information Statement on Schedule 14C
Filed on January 13, 2012
File No. 000-32698

Dear Ms. Mills-Apenteng:

In connection with the response letter filed today on our behalf by our counsel, Gersten Savage LLP, I would like to confirm the following on behalf of MGT Capital Investments, Inc. (the “Company”) with respect to the filing of a Preliminary Proxy Statement of Schedule 14A filed on February 9, 2012 (the “Filing”).

The Company acknowleges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert Ladd
Robert Ladd, Chief Executive Officer and
President, MGT Capital Investments, Inc.